SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the fiscal year ended December 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission file number: 1-9210

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                  Occidental Petroleum Corporation Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        Occidental Petroleum Corporation
                            10889 Wilshire Boulevard
                          Los Angeles, California 90024

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                      OCCIDENTAL PETROLEUM CORPORATION
                       SAVINGS PLAN

                      By:    /s/ Samuel P. Dominick, Jr.
                          ------------------------------------------------------
                          Samuel P. Dominick, Jr. - Member of the
                          Occidental Petroleum Corporation
                            Pension and Retirement Plan Administrative Committee

Dated: May 13, 2002

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN
December 31, 2001 and 2000


                                      Index
                                      -----

                                                                                        Page(s)
                                                                                        -------
Report of Independent Public Accountants                                                      1

Financial Statements:

     Statements of Net Assets Available for Plan Benefits
          as of December 31, 2001 and 2000                                                    2

     Statement of Changes in Net Assets Available for Plan Benefits
          for the Year Ended December 31, 2001                                                3

Notes to Financial Statements                                                            4 - 16

Accompanying Appendix:

     Appendix I: Form 5500 - Schedule H - Line 4i - Schedule of Assets Held as of
       December 31, 2001                                                                17 - 26


Note: Schedules other than that listed above have been omitted because they are not applicable or are not required by 29 CFR 2520.103 - 10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Pension and Retirement Plan
 Administrative Committee:

We have audited the accompanying statements of net assets available for plan benefits of the OCCIDENTAL PETROLEUM CORPORATION SAVINGS PLAN (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2001. These financial statements and the supplemental schedule referred to below are the responsibility of the Plan administrator. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for plan benefits for the year ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


ARTHUR ANDERSEN LLP

Los Angeles, California
May 13, 2002

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits
As of December 31, 2001 and 2000
(Dollar amounts in thousands)


                                                         2001            2000
                                                      ----------      ----------
                                     Assets
                                     ------
Investments:
  At fair value                                       $  646,117      $  673,905
  At contract value                                      142,352         122,190
  Plan interest in Master Trust                            1,278              --
                                                      ----------      ----------
          Total investments                              789,747         796,095


Receivables:
  Interest and dividends                                   2,739          11,392
  Participant contributions                                1,016           2,625
  Employer contributions                                     698           1,537
  Due from securities broker                               3,133           4,074
                                                      ----------      ----------
          Total receivables                                7,586          19,628
                                                      ----------      ----------
          Total assets                                   797,333         815,723

                                   Liabilities
                                   -----------
Accrued Liabilities                                           48              65
Due to securities broker                                   1,048              --
                                                      ----------      ----------
          Total liabilities                                1,096              65
                                                      ----------      ----------
Net Assets Available for Plan Benefits                $  796,237      $  815,658
                                                      ==========      ==========


The accompanying notes are an integral part of these financial statements.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2001
(Dollar amounts in thousands)


Additions:
  Additions to net assets attributable to:
    Investment income:
      Interest & dividends                                                      $    3,817
      Net appreciation in fair value of investments                                  3,935
      Plan interest in Master Trust investment loss                                   (103)
                                                                                ----------
          Total investment income                                                    7,649
                                                                                ----------
    Contributions:
      Participant                                                                   28,555
      Employer                                                                      18,644
      Participant rollover                                                           1,871
                                                                                ----------
          Total contributions                                                       49,070
                                                                                ----------
    Transfers from other plans                                                      27,145
                                                                                ----------
    MidCon settlement                                                               25,000
                                                                                ----------
          Total additions                                                          108,864
                                                                                ----------
Deductions:
  Deductions from net assets attributable to:
    Benefits paid to participants                                                  126,359
    Plan expenses                                                                      489
    Transfers to other plans                                                         1,437
                                                                                ----------
          Total deductions                                                         128,285
                                                                                ----------
Net Decrease                                                                        19,421

Net Assets Available for Plan Benefits,
  Beginning of year                                                                815,658
                                                                                ----------
  End of year                                                                   $  796,237
                                                                                ==========


The accompanying notes are an integral part of this financial statement.

OCCIDENTAL PETROLEUM CORPORATION
SAVINGS PLAN

Notes to Financial Statements
December 31, 2001 and 2000


1.   Description of the Plan
     -----------------------

The following description of the Occidental Petroleum Corporation Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     a.   General
          -------

     The Plan is a defined contribution plan generally available to certain employees of Occidental Petroleum Corporation ("OPC", "Oxy", or the "Employer"), a Delaware corporation, and participating subsidiaries (collectively, the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

     b.   Significant Events and Plan Administration
          ------------------------------------------

     In December 1998, David Croucher and others filed suit against Oxy on behalf of persons claiming to have been beneficiaries of the MidCon Corp. Employee Stock Ownership Plan ("MidCon ESOP"). The suit had been certified as a class action. On March 15, 2001 the United States District Court for the Southern District of Texas approved a settlement agreement. Under the terms of the settlement agreement, Oxy contributed $25 million to the class members' accounts in the Plan, as the Plan is the successor plan of the MidCon ESOP. The MidCon ESOP merged into the Plan in May 1998. The settlement amount was received by the Plan in April 2001 and was allocated to the members pursuant to the terms of the settlement agreement by dividing the member's final ESOP balance as of May 15, 1998 by the total ESOP balance for all members of the plantiffs' class on that date and multiplying that result times the total ESOP settlement amount. The member's share of the settlement was credited as additional earnings under the Plan's Stable Value Fund in April 2001 and will participate in fund earnings thereafter until payment is made to the participant. The settlement amount of $25 million is reflected in the Statement of Changes in Net Assets Available for Plan Benefits as "MidCon Settlement".

     The OPC Board of Directors authorized the transfers of certain participant accounts from the Occidental Chemical Corporation Savings and Investment Plan ("SIP") to the Plan throughout 2001. These transfers were completed after negotiations with, and acceptance by, the various unions. These transfers were approximately $5,853,500 and are reflected in the Statement of Changes in Net Assets Available for Plan Benefits as part of the "Transfers from Other Plans".

     In addition, effective December 31, 2001 the SIP was merged into the Plan (such transaction herein called the "Merger"). As of December 31, 2001 approximately $7,174,600 assets were transferred to the Plan. The remaining assets of approximately $12,727,200 were physically transferred from the SIP in January 2002. These transfers are reflected in the Statement of Changes in Net Assets Available for Plan Benefits as

     "Transfers from Other Plans". The related assets are reflected in the Statements of Net Assets Available for Plan Benefits in "Investments at fair value" and in "Investments at contract value."

     The Plan is administered by the OPC Pension and Retirement Trust and Investment Committee as to investment decisions and by the OPC Pension and Retirement Plan Administrative Committee as to all matters except investment decisions (these two committees are herein referred to collectively as the "Committees"). Members of the Committees are selected by the Board of Directors of OPC. The Committees have been given all powers necessary to carry out their respective duties, including, but not limited to, the power to administer and interpret the Plan and to answer all questions affecting eligibility of participants. The Northern Trust Company (the "Trustee") is the trustee and custodian of a trust fund which holds all of the assets of the Plan. The Company pays certain costs and expenses incurred in administering the Plan. Such costs and expenses were not significant for the year ended December 31, 2001.

     c.   Contributions
          -------------

     Participant Contributions - Prior to June 30, 2000, participants were allowed to contribute from 1 to 12 percent of compensation (as defined) to the Plan on a before- or after-tax basis, or in any combination thereof, subject to certain Internal Revenue Code ("IRC") limitations. Effective July 1, 2000, the upper limit on participant contributions increased from 12 to 15 percent.

     Employer Contributions - For non-collective bargaining employees, the Company contributed 100 percent of a participant's contribution up to the first 6 percent of compensation. Prior to June 30, 2000, the Company contributed 75 percent of a participant's contribution up to the first 6 percent of compensation. For collective bargaining employees, the Company contributed 50, 75 or 100 percent as negotiated by their respective unions, of the first 6 percent of eligible compensation that a participant contributed to the Plan. All Employer contributions are invested in the Occidental Petroleum Corporation Common Stock Fund (the "Oxy Stock Fund").

     d.   Participant Accounts
          --------------------

     Participant accounts are credited with the participant's contribution and allocations of the Employer's contribution and investment income, and charged with an allocation of administrative expenses and investment losses, if any. Allocations are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     e.   Vesting
          -------

     Participants immediately vest in their contributions plus actual investment income thereon, if any. Vesting in the Employer's contribution portion of the account plus actual earnings thereon is based on years of service. Generally, a participant receives 20 percent vesting for each year of service until full vesting is achieved after 5 years of service.

     f.   Forfeitures
          -----------

     Forfeited nonvested accounts are used to reduce Employer contributions. During 2001, Employer contributions were reduced by approximately $204,000 from forfeited nonvested accounts. Unallocated forfeitures at December 31, 2001 and 2000 were not significant to the financial statements.

     g.   Distributions
          -------------

     Generally, upon termination of service for any reason other than death, participants with an account balance greater than $5,000, may elect to receive the vested portion of their account under one of the following distribution options: (i) one lump sum payment, (ii) straight life annuity,
     (iii) ten-year term certain annuity, (iv) joint and survivor annuity, (v) partial cash distribution or (vi) deferral of payment with certain restrictions. Upon termination of service due to death, the beneficiary may elect to receive the vested interest in the form of (i), (ii), (iii) or
     (vi) only. A participant whose vested account balance is $5,000 or less, may receive distributions only under options (i), (v) or (vi). Participants may elect to receive distributions from their account balance in the Oxy Stock Fund in cash or in shares of OPC common stock.

     h.   Participant Loans
          -----------------

     Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of: (i) $50,000, reduced by the highest outstanding loan balance in the past twelve months, (ii) 50 percent of their vested account balance, or (iii) a loan amount which would require payroll deductions for repayment equal to 25 percent of the participant's base compensation. Loan transactions are treated as a transfer between the investment fund and the participant loan fund. Loan terms range from 1 to 5 years for general purpose loans and 6 to 10 years for primary residence loans. The loans bear interest at a fixed rate equal to the Western Federal Credit Union's loan rate for a loan secured by a member's deposit account at the time the loan is approved. During 1999, the interest rate charged on new loans ranged from 5 to 7 percent. During 2000 and 2001 the interest rate charged on new loans was 5% percent. Loan repayments are made ratably through payroll deductions.

     i.   Investment Options
          ------------------

     As of December 31, 2001, the Plan offered various investment options which are managed by several outside investment managers. Upon enrollment in the Plan, participants may direct their contributions, in 1 percent increments, in any of the investment options offered at the time. Participants may change their investment options daily. Participants should refer to the Plan fund description pamphlet for a complete description of the investment options and for the detailed composition of each investment fund.


2.   Summary of Significant Accounting Policies
     ------------------------------------------

     a.   Basis of Accounting
          -------------------

     The financial statements of the Plan are prepared under the accrual method of accounting.

     Certain reclassifications have been made to the 2000 notes to financial statements to be consistent with the presentation of the 2001 notes to financial statements.

     b.   Use of Estimates
          ----------------

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     c.   Risks and Uncertainties
          -----------------------

     The Plan provides for various investment options in mutual funds, actively managed funds and the Oxy Stock Fund. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

     Additionally, many mutual funds invest in the securities of foreign companies, which involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than similar types of securities of comparable U.S. companies.

     Derivative financial instruments are used by the Plan's equity and fixed income investment managers to remain fully invested in the asset class and to hedge currency risk. Leveraging of the Plan assets and speculation are prohibited.

     As of December 31, 2001 and 2000, approximately 35 and 33 percent of total Plan investments, respectively, was invested in the Oxy Stock Fund.

     d.   Investment Valuation and Income Recognition
          -------------------------------------------

     The Plan's investments are stated at fair value except for the investments in guaranteed investment contracts which are valued at contract value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The OPC common stock is valued at its quoted market price. The unit price of common or commingled trust funds is based on the current market values of the underlying assets of the fund. Participant loans are valued at cost, which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Realized gains and losses on investments are based on the market value of the asset at the beginning of the year, or at the time of purchase for assets purchased during the year and the related fair value on the day the investments are sold during the year. Unrealized gains and losses of investments are based on the market value of the assets at the beginning of the year or at the time of purchase for assets purchased during the year, and the related fair value at the end of the year. Net realized and unrealized appreciation/(depreciation) in fair value of investments is reflected in the accompanying Statement of Changes in Net Assets Available for Plan Benefits as "net appreciation in fair value of investments."

     e.   Payment of Plan Benefits
          ------------------------

     Benefits are recorded when paid.


3.   Plan Amendments
     ---------------

During 2001, the Plan was amended to reflect the various tax law changes enacted under the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997 and the IRS Restructuring Act and Reform Act of 1998 ("GUST"). The Plan was also amended to reflect the transfers of certain participant accounts from the Occidental Chemical Corporation Savings and Investment Plan to the Plan, as well as changes to Plan investment options.

During 2000, the Plan was amended to allow for appropriate service recognition, vesting and other provisions necessitated by OPC's recent acquisitions of Altura Energy Ltd. (effective April 19, 2000), the Thums Long Beach Company (effective April 24, 2000) and INDSPEC Chemical Corporation (effective during 1999).


4.   Related Party Transactions
     --------------------------

The Trustee and OPC are parties-in-interest as defined by ERISA. The Trustee invests certain Plan assets in its collective short-term investment fund and the Oxy Stock Fund. Such transactions qualify as party-in-interest transactions permitted by Department of Labor regulations. Expenses paid by the Plan to the Trustee for the year ended December 31, 2001 were insignificant.


5.   Plan Termination
     ----------------

Although it has not expressed any intent to do so, OPC has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.   Investments
     -----------

The following table presents investments that represent 5 percent or more of the Plan's net assets (dollar amounts in thousands):

                                                                                  December 31,
                                                                              2001            2000
                                                                           ----------      ----------
          Investments at fair value:
             Common Stock
             ------------
             Oxy Stock Fund                                                $  276,693*     $  261,675*
             Registered Investment Companies
             -------------------------------
             S&P 500 Index Fund                                               105,340         135,442
             Large Cap I Fund                                                  57,016          78,592
             Large Cap II Fund                                                 60,010          78,109
             Diversified Balance Fund                                          54,327          61,605
          Investments at contract value:
             Stable Value Fund
               Cash Equivalents                                                 5,054           6,184
               Security Backed Investments                                     39,692          28,038
               Synthetic Security Backed Investments                           90,979          86,103
               General Account Investments                                      5,095           1,865
                                                                           ----------      ----------
             Total Stable Value Fund                                          140,820         122,190

     *    Participant and non-participant directed

During 2001, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value by approximately $3,935,000 as follows (dollar amounts in thousands):

          OPC Common Stock                                                      $   25,252
          Mutual Funds                                                             (29,455)
          Common/Collective Trusts                                                   8,138
                                                                                ----------
                                                                                $    3,935
                                                                                ==========

7.   Oxy Stock Fund
     --------------

Information regarding the net assets and the significant components of the changes in net assets relating to the Oxy Stock Fund which includes both participant and non-participant directed investments is as follows (dollar amounts in thousands):

                                                                                  December 31,
                                                                              2001            2000
                                                                           ----------      ----------
          Net Assets:
            Oxy Stock Fund                                                 $  282,377      $  268,505
                                                                           ==========      ==========

                                                                                    Year Ended
                                                                                December 31, 2001
                                                                                -----------------
          Changes in Net Assets:
            Contributions                                                       $          21,598
            Investment income                                                              10,625
            Net appreciation in fair value of investments                                  25,252
            Transfers between funds                                                       (10,277)
            Benefits paid to participants                                                 (41,847)
            Administrative expenses                                                           (76)
            Transfer from SIP                                                               8,597
                                                                                -----------------
                                                                                $          13,872
                                                                                =================

8.   Stable Value Contracts
     ----------------------

The Plan's investments in stable value contracts of approximately $1,532,000 as of December 31, 2001 were included in the Statement of Net Assets Available for Plan Benefits at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because they were fully benefit responsive. These stable value contracts were transferred in from the SIP as of December 31, 2001. For example, participants could ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The fair value of the stable value contracts approximated contract value. During 2001, the average yield earned on amounts invested in these stable value contracts was 6.04 percent. The average crediting interest rate on such contracts as of December 31, 2001 was 6.19 percent.

9.   Guaranteed Investment Contracts
     -------------------------------

The Stable Value Fund includes deposits for guaranteed investment contracts ("GICs") and synthetic GICs. The Plan's investments in GICs are included in the Statements of Net Assets Available for Plan Benefits at contract value (which represents contributions made under the contract plus earnings, less withdrawals and administrative expenses) because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Withdrawals resulting from events initiated by the

Company, such as Plan termination, are not typically considered participant-initiated transactions. With such an event, some of the contracts contain contingencies that could lead to withdrawal penalties. However, since no such events are being contemplated at this time or the withdrawals resulting from such an event will be funded outside the contracts' provisions, these "potential" limitations do not jeopardize the contract value reporting for these investments.

Contract value for the synthetic GICs is determined based on the fair value of the assets underlying the synthetic GICs. The difference between the fair value of the assets underlying the synthetic GICs and the contract value of the GICs is the value of the "wrapper" contract issued by a third party. The fair value for GICs varies based on the type of contract held (e.g., security-backed investments and general account investments). Fair value of the general account investment type GICs is derived by comparing the contract value, on a duration basis, to the yield curve. Fair value of the non-participating synthetic GICs are determined by comparing each contract, on a duration basis, to a Treasury yield curve at year end, plus 40 basis points. Fair value for security backed investment contracts was derived from outside sources, based on the type of investment held.

GICs provide a fixed crediting interest rate and a financially responsible entity guarantees liquidity at contract value prior to maturity for any and all participant-initiated benefit withdrawals, loans, or transfers arising under the terms of the Plan, which allows access for all participants.

Synthetic GICs operate similarly to a separate account guaranteed investment contract, except that the assets are placed in a trust with ownership by the Plan rather than a separate account of the issuer and a financially responsible third party issues a wrapper contract that provides that participants can, and must, execute Plan transactions at contract value.

Inasmuch as trust assets are owned by the Plan, the wrapper contract and the assets in trust are separately valued and disclosed. The wrapper contract is valued at the difference between the fair value of the trust assets and the contract value attributable by the wrapper to such assets. When considered together, the trust assets and the wrapper contract are reported at the wrapper contract value because participants are guaranteed return of principal and accrued interest.

During 2001 and 2000, the average yield earned on amounts invested in the GICs was 6.35 percent and 6.47 percent, respectively. As of December 31, 2001 and 2000, the average crediting interest rate on such contracts was 6.10 and 6.75 percent, respectively. There were no valuation reserves recorded to adjust contract amounts during the Plan years. Crediting rate resets are applied to specific investment contracts, as determined at the time of purchase. The reset values for security backed investment rates are a function of contract value, market value, yield and duration. General account investment rates are based on a predetermined index rate of return, plus a fixed basis point spread. The following is a reconciliation between the contract value and the fair value of the GICs at December 31, 2001 (dollar amounts in thousands):

                                                                                 Crediting
                                                                  Duration     Interest Rate      Contract
                                                                  (Years)        Percentage        Value         Fair Value
                                                               -------------   -------------   -------------   -------------
SECURITY BACKED INVESTMENTS
 INVESCO Group Trust:
   Monumental Life Insurance Co.                                        0.25            2.12   $       2,302   $       2,308
   Allstate Life Insurance Co.                                          3.66            6.18          25,029          25,234
   Monumental Life Insurance Co.                                        4.00            5.60           1,806           1,839
   Bank of America NT & SA                                              2.57            4.32           9,608           9,518
                                                                                               -------------   -------------
   Total INVESCO Group Trust                                                                          38,745          38,899

 Separate Accounts:
   John Hancock Life Insurance                                          3.50            6.15             947             973
                                                                                               -------------   -------------
   Total Separate Accounts                                                                               947             973
                                                                                               -------------   -------------
   Total nonsynthetic security backed investments                                                     39,692          39,872
                                                                                               -------------   -------------
 Synthetics:
  JPMorgan Chase Bank                                                   2.69            6.39          20,986          22,001
  Metropolitan Life Insurance Co.                                       2.66            6.64          13,961          14,744
  Monumental Life Insurance Co.                                         1.60            7.55          17,960          18,962
  State Street Bank & Trust                                             2.19            6.25          18,815          19,295
  UBS AG                                                                2.73            6.60          19,257          20,069
                                                                                               -------------   -------------
  Total Synthetics                                                                                    90,979          95,071
                                                                                               -------------   -------------
GENERAL ACCOUNT INVESTMENTS
 John Hancock Life Insurance                                            0.25            3.76           4,214           4,272
 SunAmerica Life Insurance Co.                                          0.08            7.70             584             655
 Firstar Bank Milwaukee                                                 0.08            6.97             297             297
                                                                                               -------------   -------------
   Total General Account Investments                                                                   5,095           5,224
                                                                                               -------------   -------------
SHORT TERM INVESTMENT FUND
 Northern Trust Company                                                                                5,054           5,054
                                                                                               -------------   -------------
Total Guaranteed Investment Contracts                                                                140,820         145,221
                                                                                               -------------   -------------
  Less: Synthetic Wrappers                                                                                --          (4,092)
  Add: Difference between the fair value and contract values
       on the nonsynthetic GICs                                                                           --            (309)
                                                                                               -------------   -------------
Total Contract Value of Guaranteed Investment Contracts                                        $     140,820   $     140,820
                                                                                               =============   =============

The difference of $309,000 between the fair value and the contract value of the guaranteed investment contracts is due to the security backed investments and general account investments that do not have synthetic wrappers associated with them.

The following is a reconciliation between the fair value and the contract value of the GICs at December 31, 2000 (dollar amounts in thousands):

                                                                                 Crediting
                                                                  Duration     Interest Rate      Contract
                                                                  (Years)        Percentage        Value         Fair Value
                                                               -------------   -------------   -------------   -------------
SECURITY BACKED INVESTMENTS
 INVESCO Group Trust:
   Monumental Life Insurance Co.                                        4.00            6.13   $       1,505   $       1,508
   Allstate Life Insurance Co.                                          3.49            6.78          22,114          21,894
   Monumental Life Insurance                                            0.25            7.07           1,937           1,951
                                                                                               -------------   -------------
   Total INVESCO Group Trust                                                                          25,556          25,353
                                                                                               -------------   -------------
 Separate Accounts:
   John Hancock Life Insurance                                          3.50            5.76             787             792
   Mass Mutual Life Insurance Co.                                       1.39            5.88           1,695           1,684
                                                                                               -------------   -------------
   Total Separate Accounts                                                                             2,482           2,476
                                                                                               -------------   -------------
 Synthetics:
   Chase Manhattan Bank                                                 3.39            7.00          13,363          13,838
   Continental Assurance Co.                                            2.47            6.23          18,420          18,662
   Monumental Life Insurance Co.                                        2.35            7.56          17,740          18,291
   State Street Bank & Trust                                            1.27            6.63          16,108          16,268
   UBS AG                                                               2.40            6.53          20,472          20,678
                                                                                               -------------   -------------
   Total Synthetics                                                                                   86,103          87,737
                                                                                               -------------   -------------
GENERAL ACCOUNT INVESTMENTS
 Allstate Life Insurance Co.                                            0.75            6.24           1,387           1,343
 Sun America Life Insurance Co.                                         3.00            7.75             478             505
                                                                                               -------------   -------------
   Total General Account Investments                                                                   1,865           1,848
                                                                                               -------------   -------------
SHORT TERM INVESTMENT FUND
 Northern Trust Company                                                                                6,184           6,184
                                                                                               -------------   -------------
Total Guaranteed Investment Contracts                                                                122,190         123,598
                                                                                               -------------   -------------
  Less: Synthetic Wrappers                                                                                --          (1,634)
  Add: Difference between the fair value and contract values
       on the nonsynthetic GICs                                                                           --             226
                                                                                               -------------   -------------
Total Contract Value of Guaranteed Investment Contracts                                        $     122,190   $     122,190
                                                                                               =============   =============

The difference of $226,000 between the fair value and the contract value of the guaranteed investment contracts is due to the security backed investments and general account investments that do not have synthetic wrappers associated with them.

10.  Interest in Master Trust
     ------------------------

During 2001, an investment option was added to the Plan. This investment is part of a master trust. The Plan's interest in the master trust investment loss as reflected in the Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2001 represents the period for which the Plan participated in the master trust.

At December 31, 2001, the Plan's investment in the assets of the master trust represented an undivided interest of approximately 7 percent.

The following table presents the aggregate fair value of investments held by, and investment income earned by, the master trust in which the Plan owns an undivided interest, as stated above:

                                                                        December 31,
                                                                            2001
                                                                        ------------
          Investments at Fair Value as Determined
            by Quoted Market Price:
              Common stock                                              $        330
              Preferred stock                                                  6,799
              Corporate bonds                                                 11,608
                                                                        ------------
                                                                        $     18,737
                                                                        ============

                                                                         Year ended
                                                                        December 31,
                                                                            2001
                                                                        ------------
          Investment income:
            Net depreciation in fair value of investments:
              Common stock                                              $        (27)
              Preferred stock                                                   (342)
              Corporate bonds                                                 (2,024)
                                                                        ------------
                                                                              (2,393)
                                                                        ------------
              Interest and dividends                                             743
          Less:  Investment expenses                                             (94)
                                                                        ------------
                                                                        $     (1,744)
                                                                        ============

11.  Reconciliation of the Financial Statements to the Form 5500
     -----------------------------------------------------------

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (dollar amounts in thousands):

                                                                                       December 31,
                                                                                   2001            2000
                                                                                ----------      ----------
          Net assets available for plan benefits per the financial
            statements                                                          $  796,237      $  815,658
          Amounts allocated to withdrawing participants                             (5,841)         (6,306)
                                                                                ----------      ----------
          Net assets available for plan benefits per the Form 5500              $  790,396      $  809,352
                                                                                ==========      ==========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2001 (dollar amounts in thousands):

          Benefits paid to participants per
            the financial statements                                            $  126,359
          Add: Amounts allocated to withdrawing
            participants at December 31, 2001                                        5,841
          Less: Amounts allocated to withdrawing
            participants at December 31, 2000                                       (6,306)
                                                                                ----------
          Benefits paid to participants per the Form 5500                       $  125,894
                                                                                ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit payments that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

The following is a reconciliation of investments per the financial statements to the Form 5500 as of December 21, 2001 (dollar amounts in thousands):

          Total investments per the financial statements                        $  789,747
          Add: Difference between fair value and contract value of GICs                309
          Less: Interest in represented master trust                                (1,278)
                                                                                ----------
          Total investments per the Form 5500                                   $  788,778
                                                                                ==========

Investments are reflected on the financial statements at contract value since the contracts are benefit responsive, however, investments are reflected at fair value on the Form 5500 and the accompanying supplemental schedule.

The Plan's interest in the master trust is not included in the Form 5500 since it is not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

12.  Tax Status
     ----------

The Internal Revenue Service has determined and informed the Company by a letter dated September 5, 1996, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Committees, using their judgment and the advice of their advisors, believe that the Plan is currently designed and operating in a manner that qualifies it for continued tax-exempt status.

13.  Subsequent Event
     ----------------

Effective February 28, 2002, the Oxy Vinyls, LP Savings Plan was merged into the Plan. As a result of the merger, the Plan became a multiple employer plan.

On May 2, 2002, the OPC Board of Directors approved an amendment designating the Matching Account held under the Plan as an employee stock ownership plan.

Appendix I

OCCIDENTAL PETROLEUM CORPORATION
Savings Plan

Form 5500 - Schedule H - 4i - Schedule of Assets as of December 31, 2001 (Dollar amounts in thousands)
EIN No. 95-4035997 Plan No. 001

  (a)                       (b)                                            (c)                              (d)          (e)

                                                           Description of investment including
Related   Identity of issuer, borrower, lessor or      maturity date, rate of interest, collateral,                    Current
 Party                 similar party                         par, maturity value, or duration              Cost         value
-------   ---------------------------------------   -------------------------------------------------   ----------   ----------
          CASH & CASH EQUIVALENT
          ----------------------

   *      Northern Trust Company                    Collective Short-Term Investment Fund                            $    9,782
                                                                                                                     ==========

          COMMON STOCK
          ------------

          OXY STOCK FUND
                                                    Cash Equivalents:

   *      Northern Trust Company                    Collective Short-Term Investment Fund              $    2,409    $    2,409

                                                    Common Stock:

   *      Occidental Petroleum Corporation          Common Stock, 10,338,630 shares,
                                                      Par $0.20                                           239,410       274,284
                                                                                                       ----------    ----------

                                                    Total Oxy Stock Fund                               $  241,819    $  276,693
                                                                                                       ==========    ==========

          REGISTERED INVESTMENT COMPANIES
          -------------------------------

          INTERNATIONAL GROWTH FUND
                                                    Common Stock:

          Putnam                                    International Growth Fund, 563,136 shares                        $   11,161
                                                                                                                     ----------
                                                    Total International Growth Fund                                  $   11,161
                                                                                                                     ==========

          S&P 500 INDEX FUND Common Stock:

          Vanguard                                  Vanguard S&P 500 Index Fund,
                                                      1,111,531 shares                                              $  105,340
                                                                                                                     ----------
                                                    Total S&P 500 Index Fund                                         $  105,340
                                                                                                                     ==========

          LARGE CAP II FUND
                                                    Common Stock:
          Fidelity Institutional Retirement
            Services Company                        Fidelity Contrafund 1,403,091 shares                            $   60,010
                                                                                                                     ----------
                                                    Total Large Cap II Fund                                          $   60,010
                                                                                                                     ==========

  (a)                       (b)                                            (c)                              (d)          (e)

                                                           Description of investment including
Related   Identity of issuer, borrower, lessor or      maturity date, rate of interest, collateral,                    Current
 Party                 similar party                         par, maturity value, or duration              Cost         value
-------   ---------------------------------------   -------------------------------------------------   ----------   ----------
          LARGE CAP I FUND
                                                    Common Stock:
          Fidelity Institutional Retirement
            Services Company                        Fidelity Magellan Fund, 547,075 shares                           $   57,016
                                                                                                                     ----------
                                                    Total Large Cap I Fund                                           $   57,016
                                                                                                                     ==========

          DIVERSIFIED BALANCED FUND
                                                    Common Stock:

          Capital Guardian                          Capital Guardian US Balance Fund, 5,427,306                      $   54,327
                                                                                                                     ----------
                                                    Total Diversified Balanced Fund                                  $   54,327
                                                                                                                     ==========

          LARGE CAP VALUE FUND
                                                    Common Stock:

          Aetna Inc                                 Common Stock, 4,800 shares                                       $      158
          Amerada Hess Corp                         Common Stock, 1,200 shares                                               75
          American Electric Power Co                Common Stock, 14,660 shares                                             638
          Arrow Electric Inc                        Common Stock, 5,600 sharesh                                             167
          Ashland                                   Common Stock, 200 shares                                                  9
          Avnet Inc                                 Common Stock, 6,300 shares                                              160
          Bank America Corp                         Common Stock, 7,900 shares                                              497
          Bank One Corp                             Common Stock, 4,200 shares                                              164
          Burl Northern Santa Fe Corp               Common Stock, 8,200 shares                                              234
          Chubb Corp                                Common Stock, 1,500 shares                                              104
          Cigna Corp                                Common Stock, 2,000 shares                                              185
          Cinergy Corp                              Common Stock, 4,200 shares                                              140
          Conagra Foods Inc                         Common Stock, 16,800 shares                                             399
          Conoco Inc                                Common Stock, 8,900 shares                                              252
          Cons Edison Inc                           Common Stock, 5,200 shares                                              210
          Cooper Tire & Rubber Co                   Common Stock, 300 shares                                                  5
          CSX Corp                                  Common Stock, 2,100 shares                                               74
          Dana Corp                                 Common Stock, 3,200 shares                                               44
          Dow Chemical Co                           Common Stock, 13,683 shares                                             462
          DuPont E I De Nemours & Co                Common Stock, 600 shares                                                 26
          Eastman Chem Co                           Common Stock, 1,000 shares                                               39
          Fedt Dept Stores Inc                      Common Stock, 4,300 shares                                              176
          FHLMC VTG                                 Common Stock, 1,800 shares                                              118
          Fleet Boston Finl Corp                    Common Stock, 6,700 shares                                              245
          FMC Corp (New)                            Common Stock, 800 shares                                                 48
          FNMA                                      Common Stock, 2,900 shares                                              231
          GA Pac Corp                               Common Stock, 8,000 shares                                              221
          Genuine Parts Co                          Common Stock, 11,550 shares                                             424
          Golden W. Fncl Corp                       Common Stock, 5,000 shares                                              294
          Goodyear Tire & Rubber Co                 Common Stock, 6,550 shares                                              156
          Health Net Inc                            Common Stock, 2,500 shares                                               54
          Hewlett-Packard Co                        Common Stock, 19,000 shares                                             390
          Ingram Micro Inc                          Common Stock, 3,775 shares                                               65
          Jones Apparel Group Inc                   Common Stock, 5,200 shares                                              172
          Lear Corp                                 Common Stock, 2,600 shares                                               99
          Leggett & Platt Inc                       Common Stock, 11,900 shares                                             274
          Lehman Bros Hldgs Inc                     Common Stock, 4,400 shares                                              294
          Liz Claiborne Inc                         Common Stock, 3,500 shares                                              174
          Lubrizol Corp                             Common Stock, 400 shares                                                 14
          Lyondell Chemical Co                      Common Stock, 300 shares                                                  4

  (a)                       (b)                                            (c)                              (d)          (e)

                                                           Description of investment including
Related   Identity of issuer, borrower, lessor or      maturity date, rate of interest, collateral,                    Current
 Party                 similar party                         par, maturity value, or duration              Cost         value
-------   ---------------------------------------   -------------------------------------------------   ----------   ----------
          Magna Intl Inc Cl A                       Common Stock, 1,525 shares                                               97
          May Department Stores Co                  Common Stock, 2,800 shares                                              104
          Mead Corp Cash                            Common Stock, 1750 shares                                                54
          Millennium Chemicals Inc                  Common Stock, 100 shares                                                  1
          National City Corp                        Common Stock, 7,900 shares                                              231
          Norfolk Southern Corp                     Common Stock, 7,300 shares                                              134
          Nortel Networks Corp New                  Common Stock, 45,700 shares                                             343
   *      Occidental Petroleum Corp                 Common Stock, 5,000 shares                                              133
          Pfizer Inc                                Common Stock, 2,400 shares                                               96
          Pharmacia Corp                            Common Stock, 2,100 shares                                               90
          Philip Morris Companies Inc               Common Stock, 3,300 shares                                              151
          Phillips Petro Co                         Common Stock, 9,600 shares                                              578
          Quantum Corp DSSG                         Common Stock, 750 shares                                                  7
          Qwest Communication Intl Inc              Common Stock, 7,200 shares                                              102
          Regions Financial Corp                    Common Stock, 2,700 shares                                               81
          Sears Roebuck & Co                        Common Stock, 8,350 shares                                              398
          Sherwin-Williams Co                       Common Stock, 4,900 shares                                              135
          Smurfit-Stone Container Corp              Common Stock, 11,100 shares                                             177
          Solectron Corp                            Common Stock, 7,100 shares                                               80
          Sonoco Prod Co.                           Common Stock, 1,400 shares                                               37
          Super Value Inc                           Common Stock, 2,400 shares                                               53
          Tech Data Corp                            Common Stock, 1,000 shares                                               43
          Tellabs Inc                               Common Stock, 13,200 shares                                             197
          Temple Inland Inc                         Common Stock, 600 shares                                                 34
          Thomas & Betts Corp                       Common Stock, 1,200 shares                                               25
          TJX Cos Inc                               Common Stock, 4,200shares                                               167
          Torchmark Corp                            Common Stock, 4,700 shares                                              185
          Tyson Foods Inc                           Common Stock, 1,400 shares                                               16
          Union Pacific Corp                        Common Stock, 5,100 shares                                              291
          V F Corp                                  Common Stock, 900 shares                                                 35
          Valero Energy Corp                        Common Stock, 2,700 shares                                              103
          Wa Mut Inc                                Common Stock, 13,700 shares                                             448
          Wachovia Corp 2nd New                     Common Stock, 10,400 shares                                             326
          Westavco Corp                             Common Stock, 3,000 shares                                               85
          Whirlpool Corp                            Common Stock, 2,000 shares                                              147
          Wis Energy                                Common Stock, 350 shares                                                  8
          Worldcom Inc/Worldco                      Common Stock, 39,800 shares                                             563
                                                                                                                     ----------
                                                    Total Common Stock                                               $   13,250
                                                                                                                     ==========

          SMALL CAP GROWTH FUND
                                                    Common Stock:

          Adaptec Inc Co                            Common Stock, 24,100 shares                                      $      349
          Alexander & Baldwin Inc                   Common Stock, 7,500 shares                                              200
          Alliant Energy Corp                       Common Stock, 5,000 shares                                              152
          Alltrista Corp                            Common Stock, 8,100 shares                                              127
          Amer Natl Ins Co                          Common Stock, 2,900 shares                                              244
          Andrew Corp                               Common Stock, 14,000 shares                                             306
          Arden Realty Group Inc                    Common Stock, 10,100 shares                                             268
          AvalonBay Cmntys Reit                     Common Stock, 3,500 shares                                              166
          Avnet Inc                                 Common Stock, 13,126 shares                                             334
          Bancorpsouth Inc                          Common Stock, 12,000 shares                                             199
          Borg Warner Inc                           Common Stock, 7,000 shares                                              366
          Briggs & Stratton Corp                    Common Stock, 4,100 shares                                              175
          Brunswick Corp                            Common Stock, 1,800 shares                                               39
          Cent VT Pub Service Corp                  Common Stock, 15,300 shares                                             256
          Coml Fed Corp                             Common Stock, 7,500 shares                                              176

  (a)                       (b)                                            (c)                              (d)          (e)

                                                           Description of investment including
Related   Identity of issuer, borrower, lessor or      maturity date, rate of interest, collateral,                    Current
 Party                 similar party                         par, maturity value, or duration              Cost         value
-------   ---------------------------------------   -------------------------------------------------   ----------   ----------
          Coml Metals Co                            Common Stock, 7,700 shares                                              269
          Conmed Corp                               Common Stock, 15,500 shares                                             309
          Cooper Tire & Rubber                      Common Stock, 18,800 shares                                             300
          Corn Prods Intl Inc                       Common Stock, 12,000 shares                                             423
          Crompton Corp                             Common Stock, 39,500 shares                                             356
          CTS Corp                                  Common Stock, 18,800 shares                                             299
          Cytec Ind Inc                             Common Stock, 10,350 shares                                             279
          Duke-Weeks Rlty Corp                      Common Stock, 11,094 shares                                             270
          Eastgroup Pptys Inc                       Common Stock, 3,750 shares                                               87
          Empire Dist Elec Co                       Common Stock, 15,000 shares                                             315
          Esterline Technologies Corp               Common Stock, 18,400 shares                                             295
          Felcor Lodging Tr Inc                     Common Stock, 18,500 shares                                             309
          FMC Corp                                  Common Stock, 5,100 shares                                              303
          Gardner Denver Inc                        Common Stock, 15,000 shares                                             335
          GBC Bancorp Cal                           Common Stock, 10,400 shares                                             307
          Harleysville Group Inc                    Common Stock, 10,150 shares                                             242
          Harsco Corp                               Common Stock, 7,100 shares                                              244
          Hexcel Corp                               Common Stock, 44,900 shares                                             138
          Hibernia Corp                             Common Stock, 15,600 shares                                             278
          Hughes Sup. Inc.                          Common Stock, 10,800 shares                                             333
          Hutchinson Technologies Inc.              Common Stock, 10,200 shares                                             237
          JLG Inds Inc                              Common Stock, 22,900 shares                                             244
          KB Homes                                  Common Stock, 9,700 shares                                              389
          Kellwood Co                               Common Stock, 11,650 shares                                             280
          Kemet Corp                                Common Stock, 16,600 shares                                             295
          Kennametal Inc                            Common Stock, 4,400 shares                                              177
          Key Production Inc                        Common Stock, 4,200 shares                                               71
          Landamerica Finl Group Inc                Common Stock, 1,000 shares                                               29
          Liberty Ppty Tr Sh Ben Int                Common Stock, 6,900 shares                                              206
          Lincoln Elec Hldgs Inc                    Common Stock, 11,400 shares                                             279
          Lyondell Chemical Co                      Common Stock, 4,000 shares                                               57
          Mack Cali Rlty Corp                       Common Stock, 9,800 shares                                              304
          Mentor Corp                               Common Stock, 4,400 shares                                              126
          Millennium Chem Inc                       Common Stock, 13,750 shares                                             173
          Minerals Technologies Inc                 Common Stock, 6,000 shares                                              280
          Modine Mfg Co                             Common Stock, 10,700 shares                                             250
          Moog Inc                                  Common Stock, 12,000 shares                                             262
          Northeast Utilities                       Common Stock, 14,000 shares                                             247
          Nstar                                     Common Stock, 8,500 shares                                              381
          OGE Energy Corp                           Common Stock, 12,900 shares                                             298
          Oneida Ltd                                Common Stock, 11,000 shares                                             142
          Oshkosh Truck Corp                        Common Stock, 6,350 shares                                              310
          Pac Century Financial Corp                Common Stock, 15,500 shares                                             401
          Penn Engr & Mfg Corp                      Common Stock, 18,000 shares                                             302
          Pinnacle Entmt Inc                        Common Stock, 19,200 shares                                             116
          Playtex Products Inc                      Common Stock, 28,900 shares                                             282
          Pnmres                                    Common Stock, 11,100 shares                                             315
          Post Pptys Inc Reit                       Common Stock, 5,500 shares                                              195
          Precision Castparts Corp                  Common Stock, 3,000 shares                                               85
          Prime Hospitality Corp                    Common Stock, 36,300 shares                                             401
          Pulte Homes Inc                           Common Stock, 8,200 shares                                              366
          Quanex Corp                               Common Stock, 1,000 shares                                               28
          Quantum Corp DSSG                         Common Stock, 8,000 shares                                               79
          Rayonier Inc                              Common Stock, 2,500 shares                                              126
          Regal Beloit Corp                         Common Stock, 19,100 shares                                             416
          Reliance Steel & Aluminum Co              Common Stock, 12,000 shares                                             315
          RFS Hotel Invs Inc                        Common Stock, 6,900 shares                                               79
          RLI Corp                                  Common Stock, 2,000 shares                                               90
          Rock-Tenn Co                              Common Stock, 15,500 shares                                             223

  (a)                       (b)                                            (c)                              (d)          (e)

                                                           Description of investment including
Related   Identity of issuer, borrower, lessor or      maturity date, rate of interest, collateral,                    Current
 Party                 similar party                         par, maturity value, or duration              Cost         value
-------   ---------------------------------------   -------------------------------------------------   ----------   ----------
          Rowan Companies Inc                       Common Stock, 24,000 shares                                             465
          Royal Carribean Cruises                   Common Stock, 1,000 shares                                               16
          RTI Intl Metals Inc                       Common Stock, 40,400 shares                                             402
          Russ Berrie & Co                          Common Stock, 3,300 shares                                               99
          Russell Corp                              Common Stock, 6,800 shares                                              102
          Schweitzer-Mauduit Intl Inc               Common Stock, 16,500 shares                                             392
          Seitel Inc                                Common Stock, 29,400 shares                                             400
          Sierra Pac Res New                        Common Stock, 17,000 shares                                             256
          Southwestn Energy Co                      Common Stock, 20,800 shares                                             216
          Std Pac Corp Inc                          Common Stock, 13,600 shares                                             331
          Summit Ppty Inc                           Common Stock, 10,100 shares                                             253
          Terex Corp New                            Common Stock, 14,900 shares                                             261
          Tesoro Pete Corp                          Common Stock, 30,400 shares                                             399
          TX Inds Inc                               Common Stock, 8,500 shares                                              314
          Ucar Intl Inc                             Common Stock, 24,000 shares                                             257
          Valero Energy Corp                        Common Stock, 10,850 shares                                             414
          Vishay Intertechnology Inc                Common Stock, 18,016 shares                                             351
          Wash Fed Inc                              Common Stock, 11,000 shares                                             284
          Wellman Inc                               Common Stock, 21,150 shares                                             328
          Whitney Hldg Corp                         Common Stock, 5,700 shares                                              250
          WIS Energy                                Common Stock, 4,600 shares                                              104
          Wolverine Tube Inc                        Common Stock, 17,000 shares                                             193
          WPS Res Corp                              Common Stock, 12,000 shares                                             435
                                                                                                                     ----------
                                                    Total Common Stock                                               $   24,426
                                                                                                                     ==========

          HIGH YIELD BOND
                                                    Corporate Bonds:

          Morgan Stanley Instl                      High Yield Bond, 297,541 shares                                  $    1,675
                                                                                                                     ----------
                                                    Total High Yield Bond Fund                                       $    1,675
                                                                                                                     ==========

          BOND FUND
                                                    Corporate Bonds:

          PIMCO                                     PIMCO Intermediate Bond, 697,941 shares                          $    7,300
                                                                                                                     ----------
                                                    Total Bond Fund                                                  $    7,300
                                                                                                                     ==========

          DIVERSIFIED FUND                          Common Stock:

          Harbor Capital                            Harbor Fund Capital, 268,353 shares                              $    7,844
                                                                                                                     ----------
                                                    Total Diversified Fund                                           $    7,844
                                                                                                                     ==========

          STABLE VALUE FUND
                                                    Cash Equivalents:

   *      Northern Trust Company                    Collective Short Term Investment Fund                            $    5,054
                                                                                                                     ----------
                                                    Total Cash Equivalents in Stable Value Fund                      $    5,054
                                                                                                                     ==========

  (a)                       (b)                                            (c)                              (d)          (e)

                                                           Description of investment including
Related   Identity of issuer, borrower, lessor or      maturity date, rate of interest, collateral,                    Current
 Party                 similar party                         par, maturity value, or duration              Cost         value
-------   ---------------------------------------   -------------------------------------------------   ----------   ----------
                                                    Security Backed Investments:

                                                    INVESCO Group Trust:
          Monumental Life Insurance                 #00285TR, 2.12%, Duration - 0.25                                 $    2,308
          Monumental Life Insurance                 #230TR, 5.60%, Duration - 4.00                                        1,839
          Allstate Life Insurance Co.               #77045, 6.18%, Duration - 3.66                                       25,234
          Bank of America NT & SA                   #01-204, 4.32%, Duration - 2.57                                       9,518
                                                                                                                     ----------
                                                    Total Contract Value Invesco Group Trust                         $   38,899
                                                                                                                     ==========

                                                    Separate Accounts:
          John Hancock Mutual Life Insurance        #9698, Yield 5.76 percent                                        $      973
                                                                                                                     ----------
                                                    Total Contract Value Separate Accounts                           $      973
                                                                                                                     ==========

                                                    Synthetic:
          JP Morgan Chase Bank:
            US Treasury                             Maturity 11/15/05, Yield 5.88%                                   $    1,629
            CIT Equipment Collateral                Maturity 3/20/06, Yield 7.58%                                         3,226
            Federal National Mortgage Co.           Maturity 7/15/05, Yield 7.00%                                         1,066
            Chase Manhattan RV Owner Trust          Maturity 1/15/03, Yield 6.23%                                         1,174
            CIT Equipment Collateral                Maturity 12/20/05, Yield 6.93%                                        1,731
            US Treasury                             Maturity 11/15/04, Yield 5.88%                                        4,424
            Asset Securization Corp                 Maturity 10/15/05, Yield 7.49%                                        1,853
            Capital One Master Trust                Maturity 6/15/09, Yield 5.30%                                         1,926
            Chase Credit Card MT                    Maturity 11/17/08, Yield 5.50%                                        1,477
            Federal Home Loan Mtge Co.              Maturity 9/1/31, Yield 6.05%                                          1,895
            Residential Asset Security              Maturity 2/25/17, Yield 7.81%                                         1,313
            Cash On Hand                                                                                                    287
                                                                                                                     ----------
                                                    Total Current Value of Underlying Assets                             22,001

          JP Morgan Chase Bank Wrapper              Synthetic Wrapper Agreement                                          (1,015)
                                                                                                                     ----------
                                                    Total Contract Value of JP Morgan Chase Bank                     $   20,986
                                                                                                                     ==========
          Metropolitan Life Ins Co:
            Federal Home Loan Mortgage Co.          Maturity 7/15/05, Yield 7.00%                                    $      426
            GMAC Comm. Mortgage Security Inc.       Maturity 5/15/08, Yield 5.83%                                         2,032
            Daimler Crysler                         Maturity 1/8/04, Yield 7.63%                                          2,037
            Green Tree Financial                    Maturity 4/15/03, Yield 5.98%                                         1,541
            DVI Receivables Inc.                    Maturity 10/12/07, Yield 7.12%                                        1,970
            DLJ Comm Mtg                            Maturity 8/10/09, Yield 6.93%                                         1,522
            Fannie Mae DUS Program                  Maturity 5/25/02, Yield 7.64%                                           163
            Federal National Mortgage Co.           Maturity 7/15/05, Yield 7.00%                                         1,280
            Fannie Mae Grantor Trust                Maturity 2/25/41, Yield 7.50%                                         1,460
            Fleet Credit Card MT                    Maturity 6/15/06, Yield 5.60%                                         1,952
            Cash                                                                                                            361
                                                                                                                     ----------
                                                    Total Current Value of Underlying Assets                             14,744

          Metropolitan Life Ins Co. Wrapper         Synthetic Wrapper Agreement                                            (783)
                                                                                                                     ----------
                                                    Total Contract Value of Metropolitan Life Ins Co.                $   13,961
                                                                                                                     ==========

  (a)                       (b)                                            (c)                              (d)          (e)

                                                           Description of investment including
Related   Identity of issuer, borrower, lessor or      maturity date, rate of interest, collateral,                    Current
 Party                 similar party                         par, maturity value, or duration              Cost         value
-------   ---------------------------------------   -------------------------------------------------   ----------   ----------
          Monumental Life Insurance Company:
            Sears Credit Account Trust              Maturity 11/15/05, Yield 6.45%                                   $    2,822
            Avis AESOP Leasing L.P.                 Maturity 10/20/02, Yield 6.40%                                        2,730
            John Hancock/MBIA Wrap                  Maturity 6/5/2002, Yield 6.88%                                        2,372
            JP Morgan Comm Mort Fin Crp             Maturity 1/15/09, Yield 7.59%                                         1,876
            Morgan Stanley                          Maturity 1/15/06, Yield 7.22%                                         1,612
            Mtg Capital Funding                     Maturity 1/15/05, Yield 7.35%                                         1,087
            Daimler - Benz                          Maturity 6/8/05, Yield 6.70%                                          1,375
            DaimlerChrysler                         Maturity 1/8/04, Yield 7.63%                                          1,202
            Distribution Financial Services Trust   Maturity 12/15/03, Yield 5,84%                                        1,178
            Ameresco                                Maturity 7/17/04, Yield 6.73%                                           636
            ORIX                                    Maturity 8/15/03, Yield 7.05%                                           738
            Merill Lynch Mortgage Investor          Maturity 2/18/04, Yield 6.95%                                           540
            United States Treasury                  Maturity 8/15/04, Yield 7.25%                                           554
            Cash on Hand                                                                                                    240
                                                                                                                     ----------
                                                    Total Current Value of Underlying Assets                             18,962

          Monumental Life Insurance Company         Synthetic Wrapper Agreement                                          (1,002)
                                                                                                                     ----------
                                                    Total Contract Value of Monumental
                                                      Life Insurance Company                                         $   17,960
                                                                                                                     ==========

          State Street Bank and Trust:
            Fannie Mae Grantor Trust                Maturity 7/25/41, Yield 7.50%                                    $      766
            Union Acceptance Corp.                  Maturity 6/8/03, Yield 7.44%                                          2,347
            Sears Credit Account Trust              Maturity 3/15/02, Yield 6.20%                                           336
            Federal Home Loan Mtg Co                Maturity 7/15/04, Yield 6.25%                                           332
            Premier Auto Master Trust               Maturity 4/8/03, Yield 5.82%                                          1,109
            PNC Student Loan Trust                  Maturity 7/25/03, Yield 6.57%                                         1,117
            Fannie Mae                              Maturity 1/25/04, Yield 6.35%                                           717
            First USA Master Trust                  Maturity 7/17/02, Yield 6.42%                                           390
            Americredit Auto Rec.                   Maturity 11/12/08, Yield 4.41%                                        1,518
            Carmax Auto Owner Tr                    Maturity 12/15/06, Yield 3.94%                                        1,500
            Federal Nat'l Mortgage Co               Maturity 7/15/05, Yield 7.00%                                         4,265
            Federal Nat'l Mortgage Co               Maturity 5/19/30, Yield 7.50%                                         1,293
            Federal Nat'l Mortgage Co               Maturity 12/25/41, Yield 7.50%                                          125
            Ford Auto Owners Trust                  Maturity 10/15/04, Yield 5.36%                                        1,024
            Nissan Auto Owners Trust                Maturity 1/15/05, Yield 5.35%                                           866
            Nissan Auto Owners Trust                Maturity 2/15/07, Yield 4.80%                                         1,236
            Cash on hand                                                                                                    354
                                                                                                                     ----------
                                                    Total Current Value of Underlying Assets                             19,295

          State Street Bank and Trust               Synthetic Wrapper Agreement                                            (480)
                                                                                                                     ----------
                                                    Total Contract Value of State Street Bank & Trust                $   18,815
                                                                                                                     ==========

          UBS AG:
            First Sierra Equip Trust                Maturity 11/10/03, Yield 6.35%                                   $    2,012
            Fannie Mae                              Maturity 1/25/04, Yield 6.60%                                         3,228
            Illinois Power Supply Trust             Maturity 12/25/08, Yield 5.65%                                        2,288
            Prime Credit Card Master Trust          Maturity 11/15/05, Yield 6.70%                                        2,017
            Amex Credit Account Master Trust        Maturity 4/15/04, Yield 5.60%                                         1,980
            Avis AESOP Leasing L.P.                 Maturity 10/20/02, Yield 6.40%                                        1,560
            Amex Credit Account Master Trust        Maturity 2/15/05, Yield 7.20%                                         1,482
            Commonwealth Edison Trust               Maturity 3/25/05, Yield 5.44%                                           869
            Citbank Credit Card Issuance Trust      Maturity 10/15/05, Yield 6.90%                                          826

  (a)                       (b)                                            (c)                              (d)          (e)

                                                           Description of investment including
Related   Identity of issuer, borrower, lessor or      maturity date, rate of interest, collateral,                    Current
 Party                 similar party                         par, maturity value, or duration              Cost         value
-------   ---------------------------------------   -------------------------------------------------   ----------   ----------
            BMW Owner Trust                         Maturity 6/25/05, Yield 5.11%                                         1,014
            Federal Home Loan Mtge Co.              Maturity 4/15/08, Yield 5.75%                                         2,460
            Cash on Hand                                                                                                    333
                                                                                                                     ----------
                                                    Total Current Value of Underlying Assets                             20,069

          UBS AG Wrapper                            Synthetic Wrapper Agreement                                            (812)
                                                                                                                     ----------
                                                    Total Contract Value UBS AG                                      $   19,257
                                                                                                                     ==========

                                                    General Account Investments:

          John Hancock Life Insurance Co.           # 7207-1, Maturity 8/1/02, Yield 3.76%                           $    4,272
          Sun America Life Insurance                #4892, Maturity 1/2/04, Yield 7.70%                                     655
          First Star Bank Milwaukee                 #14691086, Maturity 1/30/02, Yield 6.97%                                297
                                                                                                                     ----------
                                                    Total General Account Investments                                $    5,224
                                                                                                                     ==========
                                                    Total Value of Stable Value Fund                                 $  141,129
                                                                                                                     ==========

          FIXED INCOME FUND

          Morley Capital Management, Inc.           Institutional Investor's Stable Asset Fund,
                                                    64,271 shares                                                    $    1,532
                                                                                                                     ----------
                                                    Total Fixed Income Fund                                          $    1,532
                                                                                                                     ==========

          S&P 500 INDEX FUND                        Cash Equivalents:

   *      Northern Trust Company                    Collective Short Term Investment Fund                            $      922
                                                                                                                     ----------
                                                    Total S&P 500 Index Fund                                         $      922
                                                                                                                     ==========

          BALANCED FUND                             Cash Equivalents:

   *      Northern Trust Company                    Collective Short Term Investment Fund                            $      170
                                                                                                                     ----------
                                                    Total Balanced Fund                                              $      170
                                                                                                                     ==========

          AGGRESSIVE EQUITY FUND
                                                    Cash Equivalents:

   *      Northern Trust Company                    Collective Short Term Investment Fund,                           $      115
                                                                                                                     ----------
                                                    Total Aggressive Equity Fund                                     $      115
                                                                                                                     ==========

  (a)                       (b)                                            (c)                              (d)          (e)

                                                           Description of investment including
Related   Identity of issuer, borrower, lessor or      maturity date, rate of interest, collateral,                    Current
 Party                 similar party                         par, maturity value, or duration              Cost         value
-------   ---------------------------------------   -------------------------------------------------   ----------   ----------
          MONEY MARKET FUND
                                                    Cash Equivalents:

   *      Northern Trust Company                    Collective Short Term Investment Fund                            $       59
                                                                                                                     ----------
                                                    Total Money Market Fund                                          $       59
                                                                                                                     ==========

          STOCK EQUITY FUND
                                                    Cash Equivalents:

   *      Northern Trust Company                    Collective Short Term Investment Fund                            $    1,420
                                                                                                                     ----------
                                                    Common Stock:

          Aetna Inc.                                Common Stock, 300 shares                                                 10
          Amerada Hess Corp.                        Common Stock, 300 shares                                                 19
          American Electric Power Co. Inc.          Common Stock, 650 shares                                                 28
          Arrow Electr. Inc.                        Common Stock, 700 shares                                                 21
          Ashland Inc.                              Common Stock, 500 shares                                                 23
          Avnet Inc                                 Common Stock, 700 shares                                                 18
          Bank One Corp.                            Common Stock, 950 shares                                                 37
          BK Amer. Corp.                            Common Stock, 3,413 shares                                              215
          Burl Northn Santa Fe Corp.                Common Stock, 900 shares                                                 26
          Chubb Corp.                               Common Stock, 400 shares                                                 28
          Cigna Corp.                               Common Stock, 150 shares                                                 14
          Cinergy Corp.                             Common Stock, 750 shares                                                 25
          Conagra Inc.                              Common Stock, 1,200 shares                                               29
          Cons Edison Inc.                          Common Stock, 600 shares                                                 24
          Cooper Ind. Inc.                          Common Stock, 900 shares                                                 14
          CSX Corp.                                 Common Stock, 900 shares                                                 32
          Dana Corp.                                Common Stock, 700 shares                                                 10
          Dow Chemical Co.                          Common Stock, 1,050 shares                                               35
          Du Pont E I De Nemours & Co.              Common Stock, 809 shares                                                 34
          Eastman Chem. Co.                         Common Stock, 250 shares                                                 10
          Fedt. Dept Stores Inc.                    Common Stock, 4,000 shares                                              164
          FleetBoston Fincl. Corp.                  Common Stock, 1,000 shares                                               37
          FMC Corp.                                 Common Stock, 250 shares                                                 15
          FNMA                                      Common Stock, 625 shares                                                 50
          GA Pac. Corp.                             Common Stock, 500 shares                                                 14
          Genuine Parts Co.                         Common Stock, 800 shares                                                 29
          Golden West Financial Corp.               Common Stock, 450 shares                                                 26
          Goodrich B. F. & Co.                      Common Stock, 700 shares                                                 19
          Goodyear Tire & Rubber Co.                Common Stock, 900 shares                                                 21
          Health Net Inc.                           Common Stock, 600 shares                                                 13
          Hewlett-Packard Co.                       Common Stock, 1,400 shares                                               29
          Ingram Micro Inc.                         Common Stock, 600 shares                                                 10
          Jones Apparel Group Inc                   Common Stock, 500 shares                                                 17
          JP Morgan Chase & Co                      Common Stock, 200 shares                                                  7
          Lear Corp                                 Common Stock, 500 shares                                                 19
          Leggett & Platt Inc.                      Common Stock, 900 shares                                                 21
          Lehman Bros Hldgs Inc                     Common Stock, 2,775 shares                                              185
          Liz Claiborne Inc                         Common Stock, 300 shares                                                 15
          Lyondell Chemical Co.                     Common Stock, 600 shares                                                  9
          May Dept. Stores                          Common Stock, 750 shares                                                 28
          Mead Corp                                 Common Stock, 500 shares                                                 15
          Millennium Chemicals Inc.                 Common Stock, 1,050 shares                                               13
          Morgan Stanley Dean Witter & Co.          Common Stock, 125 shares                                                  7
          Natl. Cy. Corp.                           Common Stock, 1,000 shares                                               29

  (a)                       (b)                                            (c)                              (d)          (e)

                                                           Description of investment including
Related   Identity of issuer, borrower, lessor or      maturity date, rate of interest, collateral,                    Current
 Party                 similar party                         par, maturity value, or duration              Cost         value
-------   ---------------------------------------   -------------------------------------------------   ----------   ----------
          Norfolk So. Corp.                         Common Stock,1,500 shares                                                27
          Pfizer Inc.                               Common Stock, 1,450 shares                                               58
          Pharmacia Corp                            Common Stock, 100 shares                                                  4
          Philip Morris Companies Inc.              Common Stock, 1,200 shares                                               55
          Phillips Petro Co.                        Common Stock, 300 shares                                                 18
          Quantum Corp. DSSG                        Common Stock, 1,500 shares                                               15
          Qwest Communcations                       Common Stock, 1,000 shares                                               14
          Regions Fncl. Corp.                       Common Stock, 1,000 shares                                               30
          Sears Roebuck & Co.                       Common Stock, 600 shares                                                 29
          Sherwin Williams Co.                      Common Stock, 800 shares                                                 22
          Smurfit-Stone Container Corp.             Common Stock, 2,700 shares                                               43
          Solectron Corp                            Common Stock, 1,300 shares                                               15
          Sonoco Prod. Co.                          Common Stock, 750 shares                                                 20
          Super Valu Inc.                           Common Stock, 800 shares                                                 18
          Tech Data Corp.                           Common Stock, 3,900 shares                                              169
          Temple Inland Inc.                        Common Stock, 300 shares                                                 17
          Thomas & Betts Corp.                      Common Stock, 800 shares                                                 17
          TJX Cos Inc.                              Common Stock, 800 shares                                                 32
          Torchmark Corp.                           Common Stock, 600 shares                                                 24
          Tyson Foods Inc.                          Common Stock, 1,500 shares                                               17
          UN PAC Corp.                              Common Stock, 300 shares                                                 17
          V. F. Corp.                               Common Stock, 500 shares                                                 20
          Valero Energy Corp                        Common Stock, 200 shares                                                  8
          Wa Mut Inc.                               Common Stock, 4,900 shares                                              160
          Wachovia                                  Common Stock, 1,100 shares                                               34
          Westavco Corp                             Common Stock, 700 shares                                                 20
          Whirlpool Corp.                           Common Stock, 250 shares                                                 18
          WIS Energy                                Common Stock, 700 shares                                                 16
          Worldcom Inc                              Common Stock, 1,900 shares                                               27

                                                    Total Common Stock                                                    2,408
                                                                                                                     ----------
                                                    Total Stock Equity Fund                                          $    3,828
                                                                                                                     ==========

          LOAN FUND
                                                    Cash Equivalents:

   *      Northern Trust Company                    Collective Short Term Investment Fund                            $        8

                                                    Participants Loans:

   *      Participant Loans                         Loans to participants; average interest rate
                                                    range from 5 to 9 percent                                            12,191
                                                                                                                     ----------
                                                    Total Loan Fund                                                  $   12,199
                                                                                                                     ==========

                                                    Total Assets Held                                                $  788,778
                                                                                                                     ==========

     *    Represents party in interest

EXHIBIT INDEX


Exhibit
  No.                              Exhibit                           Page Number
--------------------------------------------------------------------------------

   23           Consent of Independent Public Accountants                     28

   99           Independent Public Accountant's Representations               29